
11005270

AEP. CONNECTING PEOPLE, PRODUCTS AND PROGRESS.

CCBX
57341

Annual Report 2010

AEP

financial highlights

AS OF AND FOR THE YEARS ENDED OCTOBER 31

	2006	2007	2008	2009	2010
(Amounts in Thousands, Except Per Share Data and Ratios)					
Net sales	$697,233	$666,318	$762,231	$744,819	$800,570
Operating income	$66,964	$52,866	$9,593	$60,387	$15,720
Income (loss) from continuing operations	$35,392	$22,877	$3,312	$30,429	$(523)
Diluted income (loss) per share of common stock from continuing operations	$4.14	$2.99	$0.48	$4.45	$(0.08)
Net income (loss)	$62,929	$30,052	$12,244	$31,528	$(566)
Diluted net income (loss) per share of common stock	$7.35	$3.93	$1.79	$4.61	$(0.08)
Shareholders' equity	$57,593	$42,370	$40,140	$75,800	$56,630
Capital expenditures	$34,522	$14,264	$27,984	$23,846	$15,904
Working capital	$110,043	$102,326	$105,787	$74,101	$70,547
Working capital ratio	2.2 to 1	2.0 to 1	2.1 to 1	1.8 to 1	1.7 to 1
Total assets	$336,080	$328,792	$390,840	$360,070	$350,796


NET SALES
2006
2007
2008
2009
2010
800
700
600
500
400
300
200
100
0
In Millions Of Dollars
OPERATING INCOME
2006
2007
2008
2009
2010
80
70
60
50
40
30
20
10
0
In Millions Of Dollars
TOTAL ASSETS
2006
2007
2008
2009
2010
800
700
600
500
400
300
200
100
0
In Millions Of Dollars

shareholders' letter



J. BRENDAN BARBA,
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
AEP INDUSTRIES INC.

Net sales for fiscal 2010 increased $55.8 million to $800.6 million, an increase of 7.5%. Even though volume growth in fiscal 2010 was 1%, we saw a record high in sales volume during the fourth quarter of fiscal 2010, a trend we believe will continue in fiscal 2011.

During 2010, the flexible packaging industry saw extremely volatile resin pricing actions taken by the resin suppliers. This resin price volatility combined with a poor economy and a fiercely competitive marketplace compressed our margins throughout the year. Gross profit for fiscal 2010 decreased $50.3 million, to $110.1 million; $30.6 million of this decrease was the result of the change in our LIFO reserve. Excluding the effect of LIFO, gross profit decreased $19.7 million in fiscal 2010 as compared to fiscal 2009.

Fiscal 2010 did bring significant achievements for our Company. Operating expenses were reduced by $5.6 million, or 5.6%, from the prior fiscal year to $94.5 million. All of our operating divisions have made significant contributions to lowering our costs; our focus will continue to be lowering costs. We have also completed the consolidation of the Atlantis acquired plants. The Fontana, California stretch operations were consolidated into our Chino, California plant with the installation of four cast lines with approximately 48 million pounds of capacity. All five lines formerly located in the Cartersville, Georgia plant are either producing in or are in the process of being installed in other AEP plants. The Company has also entered into a sublease arrangement for the Cartersville plant for the entire remaining lease term. Lastly, as a further evidence of our commitment to the Company and our shareholders, during fiscal 2010 we repurchased approximately 783,000 shares of the Company's stock for a total purchase price of $20.7 million.

We have been in business since 1970 and continue to emphasize improvements in processes and enhancements in technology. We are employing advanced technology with the purpose of achieving gains in quality, efficiency, worker safety and cost control. This includes robotics for materials handling barcode scanning for inventory control, Enterprise Resource Planning (ERP) software for purchasing, scheduling and financial operations, and a sophisticated Transportation Management System (TMS) that has enabled us to keep per unit transportation costs stable even while fuel costs have gone up.

I am confident that with our purchasing power, distributed production structure and stellar service reputation, AEP is well equipped to master today's challenges and maintain our leadership position. Unlike other companies in our industry trying to weather these difficult economic conditions, AEP is in a strong financial position and is well positioned for profitability and growth in the year ahead.

Sincerely,

J. Brendan Barba

J. Brendan Barba

40 years new

A COMMITMENT
TO CONSTANT
IMPROVEMENT

Throughout its 40 year history, AEP has constantly reinvented itself by investing in people and production facilities, improving processes, enhancing technology, increasing capacity and expanding capability. We are now, in many aspects, a new company, 40 years new.



AEP NOW EXTRUDES MORE THAN A BILLION POUNDS OF FILM ANNUALLY. THIS MASSIVE VOLUME GENERATES MANY COST EFFICIENCIES.



AEP ENGINEERS EXPLOIT THE LATEST ADVANCES IN RESIN TECHNOLOGY TO CREATE NEW SOLUTIONS FOR UNIQUE PACKAGING CHALLENGES.

From the beginning, AEP has been a company on the move, always updating its facilities, upgrading machinery, investing in personnel, and increasing the sophistication and efficiency of its flexible packaging solutions. 2010 marked a milestone year for AEP, because this was our 40th year in business.

Can Liners were the first product AEP produced, and they are still an important component of our solutions lineup. The way these products have evolved over the years shows how far we've come. The first bags we manufactured were two to three mils thick. We reduced that to 1 mil thickness in the 1990s. Today, we offer an extensive line of can liner bags that are just 0.5 to 0.7 mils thick (two to three thousandths of an inch). Even though they use only a fraction of the materials of the original design, our current products provide barrier properties, tensile strength and flex that meet or in some cases far exceed the performance of those early products. This history of constant improvement can be seen throughout the AEP product line, and in all parts of the AEP organization.

Today AEP is a dominant leader in the domestic flexible packaging industry, one of the largest suppliers of flexible packaging solutions to North America's premier manufacturers. Our solutions span Custom Films, with a vast storehouse of special purpose industrial films. Our Stretch Films Division provides the load containment solutions shippers need. For branded packaging, customers rely on our Printed, Converted and Laminated Films Division. We serve the stretch and shrink film needs of groceries and food product manufacturers through our Resinite PVC Films Division. Our PROformance® Films Division specializes in co-extruded and monolayer films. Through our Other Products and Specialty Films Division, we offer films designed for agricultural use, as well as disposable food service items such as gloves, aprons and table covers. Bolstered by our 2008 acquisition of the film operations of Atlantis Plastics, AEP is today a leader in every market we serve.

FLEXIBLE PACKAGING IS HOW BRANDS ENSURE AN OPTIMAL CUSTOMER EXPERIENCE, KEEPING PRODUCTS CLEAN, NEW AND FRESH.



RIGOROUS QUALITY CONTROL IS A CORNERSTONE OF AEP OPERATIONS. ISO 9001:2000 CERTIFICATION HELPS ENSURE CONSISTENCY NATIONWIDE.



THE CAN LINERS AND TRASH BAGS WE MAKE TODAY PRODUCE SUPERIOR PERFORMANCE FROM LESS MATERIAL.

AEP excels at on-demand innovation. Given a set of performance characteristics a film must have, AEP R&D personnel know how to leverage the latest advances in resin technology to produce new films with the desired result for any given application. This is why we count more than 15,000 unique product formulations in our product set.

This past year, a major customer, a prominent national bottler, asked AEP to design new case packaging that would help them meet their objective of reducing packaging waste going to landfills by 20 percent. AEP responded with a slightly thicker, stronger film that eliminates the need for a rigid cardboard base. A "bull's-eye" in the wrap forms a natural handhold. This new case packaging design is gaining customer acceptance, and is helping our customer benefit the environment by significantly reducing landfill waste. Best of all, we designed our solution so that it can be added to the customer's existing bottling lines with no costly retooling or extensive downtime. Our new case wrap works seamlessly with the systems they have. At AEP, we strive for full service solutions.

customer inspired innovation

MARKET DEMAND DRIVES DEVELOPMENT

The market challenges us every day to develop better, more economical packaging solutions. AEP engineers respond with focused development, leveraging the materials science research of our suppliers to constantly improve product performance.

WHAT DO CUSTOMERS WANT? PACKAGING SOLUTIONS THAT DO MORE, COST LESS AND WASTE LESS. THAT'S OUR GOAL, EVERY DAY.


GIANT EAGLE
PURIFIED WATER
GIANT EAGLE







growing smart

CREATING SYNERGY
WITH LOCATION, CAPACITY
AND DEMAND

AEP's 40 year record of growth demonstrates real expertise in the complex activities of acquisition and consolidation. The production numbers show our record of achievement. Following our most recent acquisition, volume is now significantly higher after consolidation, with increased throughput per production line and improved productivity per employee.



AEP has a long history of striving to raise its production standards and increasing the value of solutions offered. The Mountaintop, Pennsylvania plant, the largest facility in our network, is our latest example. This year, AEP Mountaintop earned certification for direct food contact for film products from the American Institute of Baking International (AIB). This standard, which covers Good Manufacturing Practices in plant sanitation, hygiene, warehousing and plant management, is the most comprehensive and rigorous of all the AIB standards. Mountaintop is now one of four major AEP facilities that have earned this highest AIB rating. Because a majority of food products manufacturers in the U.S. have migrated to AIB standards for their operations, these certifications increase AEP's market opportunity in these higher value product sectors.

AEP's flexible manufacturing strategy, which involves having the ability to produce the same core products at multiple locations around the country, plays a key role in enabling the Company to provide the reliable, on-time delivery customers demand. If a line has to be shut down periodically for maintenance or repair, the Company can shift orders to alternative production lines and plants so delivery schedules are never interrupted.

Catastrophic failures must be avoided at all costs. That's why AEP recently developed its own proprietary Predictive Maintenance Program. This system exceeds the scope of basic preventive maintenance by using sophisticated infrared detection and vibration analysis systems to identify components such as bearings that may be about to fail. Our objective: 24/7 production with no unplanned outages. This unique PDM system is now installed in every AEP facility.

What's more, thanks to our distributed production structure, fully 85 percent of the Company's product manufacturing processes are available to customers within small AEP regional service areas. Our coast to coast proximity means closer connections with customers. This gives AEP a logistical advantage that is hard to match in our industry today.



It has often been said at AEP that we are in the business of maximizing profit in small increments, and then extending this cost or efficiency advantage over large volume. It adds up. For example, AEP currently benefits from renegotiated specifications and pricing on the cardboard cores that go into every film roll the company makes. The per-piece differential may be just pennies. But the aggregated return, spread over the volume of a company of AEP's size, creates a cost advantage that poses a significant barrier to any new competitor. It's just one more aspect of the continuous improvement that is at the heart of AEP's competitive strength.

Going forward, AEP will continue to build on the considerable structural advantages of size and technological sophistication we've established to date. We are confident that, whatever new challenges arise, the Company will have the necessary resources and skills to consistently deliver the highest standards of quality, value and customer satisfaction.

efficiency in focus

KEEPING AN EYE ON MEASURABLE RESULTS

Our relentless focus on process improvement yields efficiencies that increase our competitive edge. Company-wide, AEP personnel look for practical, innovative ways to contain costs and enhance quality.


AEP

DIRECTORS

J. Brendan Barba
Chairman of the Board, President and Chief Executive Officer
AEP Industries Inc.

Kenneth Avia
Managing Principal
Avia Consulting Group LLC

Robert Bell
Executive Director
Charles B. Wang Foundation, Charles B. Wang International Foundation

Richard E. Davis
Vice President-Finance and Chief Financial Officer
Glatt Air Techniques Inc.

Paul M. Feeney
Executive Vice President, Finance and Chief Financial Officer
AEP Industries Inc.

Frank P. Gallagher
Retired
Former Chairman of Coach USA

Paul E. Gelbard
Of Counsel
Warshaw Burstein Cohen Schlesinger & Kuh, LLP

Lawrence R. Noll
Vice President, Tax and Administration
AEP Industries Inc.

Lee C. Stewart
Independent Financial Consultant

CORPORATE OFFICERS

J. Brendan Barba
Chairman of the Board,
President and Chief Executive Officer

Paul M. Feeney
Executive Vice President, Finance and Chief Financial Officer

David J. Cron
Executive Vice President, Manufacturing

John J. Powers
Executive Vice President,
Sales and Marketing

Paul C. Vegliante
Executive Vice President,
Operations

Linda N. Guerrera
Vice President and Controller

Lawrence R. Noll
Vice President, Tax and Administration

Michael O'Neill
Vice President, Logistics

James B. Rafferty
Vice President,Treasurer and Secretary

KEY OPERATING OFFICERS NORTH AMERICA

Gary Bobko
Vice President
PROformance Films Products

Richard Boyette
Vice President, Manufacturing
Polyvinyl Chloride Products

Robert Covella
Vice President,
Custom Film Products

Robert Cron
Executive Vice President,
National Accounts

Philip A. Hernberg
Director,
IPD Products

Brian Ochsner
Vice President,
Stretch Film Products

Joe Webb
Division Manager,
Resinite Products

CORPORATE INFORMATION

General Counsel
Honigman Miller Schwartz and Cohn LLP
2290 First National Bldg.
660 Woodward Avenue
Detroit, MI 48226

Registrar and Transfer Agent
American Stock Transfer and Trust Co.
59 Maiden Lane
New York, New York 10038

Independent Registered Public Accountants
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Corporate Headquarters
AEP Industries Inc.
125 Phillips Avenue
South Hackensack,
New Jersey 07606
201-641-6600
www.aepinc.com

AEP Industries Inc. 125 Phillips Avenue South Hackensack, NJ 07606 201.641.6600 • 800.999.2374 aepinc.com


AEP